UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 3)


                         GOLDEN STATE BANCORP INC.
 ___________________________________________________________________________
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
 ___________________________________________________________________________
                      (Title of Class and Securities)

                                381197 10 2
 ___________________________________________________________________________
                               (CUSIP Number)


       BARRY F. SCHWARTZ, ESQ.                      GERALD J. FORD
   MACANDREWS & FORBES HOLDINGS INC.             HUNTER'S GLEN/FORD, LTD.
        35 EAST 62ND STREET                   200 CRESCENT COURT, SUITE 1350
      NEW YORK, NEW YORK  10021                   DALLAS, TEXAS  75201
          (212) 572-8600                             (214) 871-5131
 ___________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              AUGUST 13, 1999
 ___________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ]

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                  SCHEDULE 13D

      CUSIP No. 381197 10 2
     ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           MAFCO HOLDINGS INC.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

           00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      - 0 -
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       45,499,525*
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        - 0 -
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           45,499,525*
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           45,499,525*
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                         (X)

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           35.47%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON

           CO
      ___________________________________________________________________

        * Mafco Holdings Inc. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Hunter's Glen/Ford, Ltd., Ford Diamond Corporation or Gerald J. Ford.



      CUSIP No. 381197 10 2
     ____________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           GSB INVESTMENTS CORP.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

           00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      - 0 -
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       45,499,525*
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        - 0 -
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           45,499,525*
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           45,499,525*
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                         (X)

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           35.47%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON

           CO
      ___________________________________________________________________

        * GSB Investments Corp. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Hunter's Glen/Ford, Ltd., Ford Diamond Corporation or Gerald J. Ford.




      CUSIP No. 381197 10 2
     ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           GERALD J. FORD
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

           00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      - 0 -
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       16,763,782*
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        - 0 -
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           16,763,782*
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,763,782*
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                         (X)

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           13.07%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON

           IN
      ___________________________________________________________________

         * Mr. Ford disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco
              Holdings Inc. or GSB Investments Corp.




      CUSIP No. 381197 10 2
     ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           FORD DIAMOND CORPORATION
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

           00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      - 0 -
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       16,763,782*
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        - 0 -
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           16,763,782*
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,763,782*
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                         (X)

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           13.07%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON

           CO
      ___________________________________________________________________

         * Ford Diamond Corporation expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or GSB Investments Corp.




      CUSIP No. 381197 10 2
     ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           HUNTER'S GLEN/FORD, LTD.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

           00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      - 0 -
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       16,763,782*
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        - 0 -
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           16,763,782*
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,763,782*
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                         (X)

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           13.07%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON

           CO
      ___________________________________________________________________

         * Hunter's Glen/Ford, Ltd. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or GSB Investments Corp.



 ___________________________________________________________________________

 CUSIP No. 381197 10 2                                            13D
 ___________________________________________________________________________


           This Amendment No. 3 to the Statement on Schedule 13D amends the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998 and Amendment No. 2 thereto, dated January 21, 1999 (as so amended, the "Schedule 13D"), filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Gerald J. Ford ("Ford"), (d) Ford Diamond Corporation, a Texas corporation ("FDC") and (e) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen", and together with Mafco Holdings, Investments Corp., Ford and FDC, the "Reporting Persons"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.


 ITEM 4.   PURPOSE OF TRANSACTION

 The following is added to the response to Item 4:

           This Statement is being filed to reflect percentage changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the Company's established program to repurchase Common Stock. Consequently the changes in beneficial ownership and voting power reported in this Statement are not the result of any expenditures of funds by the Reporting Persons, but rather resulted from the Company's repurchasing shares of its Common Stock from shareholders, other than the Reporting Persons.

           As of the date hereof, the Company has informed the Reporting Persons that the Company has repurchased 6,344,100 shares of Common Stock since the Reporting Persons filed their last amendment to Schedule 13D on January 21, 1999.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

 The following is added to the response to Item 5:

           (a) - (b) As of August 12, 1999, based upon information provided by the Company, there were 128,268,749 outstanding shares of Common Stock. Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 45,499,525 shares of Common Stock, representing 35.47% of the Common Stock outstanding, and Mr. Ford, FDC and Hunter's Glen may be deemed to share beneficial ownership of 16,763,782 shares of Common Stock, representing 13.07% of the Common Stock outstanding. Mafco Holdings and Investments Corp. expressly disclaim any beneficial ownership of or interest in any shares of Common Stock beneficially owned by Hunter's Glen, FDC or Mr. Ford. Mr. Ford, FDC and Hunter's Glen expressly disclaim any beneficial ownership of or interest in any shares of Common Stock beneficially owned by Mafco Holdings or Investments Corp.


      (c) There were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.



                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: August 25, 1999


                                MAFCO HOLDINGS INC.

                                By:  /s/ Glenn P. Dickes
                                     _____________________________
                                     Name: Glenn P. Dickes
                                     Title: Senior Vice President


                                GSB INVESTMENTS CORP.

                                By:  /s/ Glenn P. Dickes
                                     _____________________________
                                     Name: Glenn P. Dickes
                                     Title: Vice President


                                FORD DIAMOND CORPORATION

                                By:  /s/ Nancy Foederer
                                     _____________________________
                                     Name: Nancy Foederer
                                     Title: Vice President


                                HUNTER'S GLEN/FORD, LTD.

                                By:  Ford Diamond Corporation,
                                        General Partner

                                By:  /s/ Nancy Foederer
                                    ____________________________
                                    Name: Nancy Foederer
                                    Title: Vice President




                                 SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
                            Mafco Holdings Inc.


           Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.


 Name and Address         Present Principal Occupation or Employment
 ----------------         ------------------------------------------
 Ronald O. Perelman       Director and Chairman of the Board

 Donald G. Drapkin        Director and Vice Chairman

 Howard Gittis            Director and Vice Chairman

 James R. Maher           Director and President

 Todd J. Slotkin          Executive Vice President and Chief Financial
                          Officer

 Barry F. Schwartz        Executive Vice President and General Counsel




                      DIRECTORS AND EXECUTIVE OFFICERS
                           GSB Investments Corp.

           Set forth below is each director and executive officer of GSB Investments Corp. The principal address of GSB Investments Corp. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States. Each person identified below is principally employed by Mafco Holdings Inc. in the capacity set forth below.

                          Position Held with           Position Held with
 Name and Address        GSB Investment Corp.          Mafco Holdings Inc.
 ----------------        --------------------          -------------------
 Ronald O. Perelman     Director and Chairman         Director, Chairman of
                        of the Board and Chief        the Board and Chief
                        Executive Officer             Executive Officer

 Howard Gittis          Director; Vice Chairman       Director, Vice Chairman

 Donald G. Drapkin      Vice Chairman                 Director, Vice Chairman

 James R. Maher         President                     Director, President

 Todd J. Slotkin        Executive Vice President      Executive Vice President
                        and Chief Financial           and Chief Financial
                        Officer                       Officer

 Barry F. Schwartz      Executive Vice President      Executive Vice President
                        and General Counsel           and General Counsel